EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report; Hearing on Supervisory Mechanism for Company’s Rates

On June 27, 2017 the Company received a hearing letter concerning the supervisory mechanism for Company rates, sent by the Director General of the Ministry of Communications, as part of the implementation of the Ministry of Communications’ policy as stated in a policy document of the Minister of Communications dated May 2, 2012 concerning the expansion of competition in the fixed line sector - wholesale market (“the Hearing”).

1.	According to the Hearing documents two alternatives are being considered by the Ministry for the supervisory mechanism for existing rates for telephony over regular telephone lines supplied to the private and small businesses sector (“Regular Lines”), of which the main points follow:

1.1.	Alternative 1:

To convert the existing supervisory method that sets fixed rates to maximum rates. Setting the level of maximum rates for the main telephony services (telephone line - NIS 57.92 including VAT, and 1.87 agorot including VAT for calls) would be done in relation to the updated costs structure based on the report of the international consulting firm Frontier Economics. In most additional services the existing rate will become the maximum rate and supervision of rates will be removed from some in accordance with demand levels for the service and the various alternatives on the market.

1.2.	Alternative 2:

To remove supervision on rates from the main telephony services - line and telephone calls, and from additional services that today are supervised as part of the fixed rates. In this alternative it is proposed setting, in accordance with section 15(A) of the Communications Law (Bezeq and Broadcasts), 1982, a maximum price for a “supervised package” that would be offered by the Company to subscribers interested in that service, in order to mitigate the concern about price rises due to lack of supervision. The “Supervised Package” would include a telephone line and call minutes and would be similar to the package of payments most in demand offered by the Company today, and accordingly will be suitable for most subscribers. The price of the Supervised Package will be NIS 49.90 per month (including VAT) and will include up to 300 minutes of calls per month to all domestic numbers, including both fixed line and mobile, and a payment of 18 agorot (including VAT) for each additional minute. Similarly, in accordance with the provisions of section 17 of the Communications Law, the Company will be entitled to collect a reasonable price for services for which a payment has not been set in the regulations.

2.	Similarly, it is proposed that existing subscribers of the alternative payments package for the “Kav Kal” (Light Line) service can, if they so wish, continue to receive the terms of that package whereas new subscribers would not be able to join it.

3.	In addition, according to the Hearing documents, the Ministry of Communications is considering setting a single alternative for the supervisory mechanism for telephony rates on PRI channels supplied to the medium and large businesses sector and cancelling supervision of rates on the calls.

4.	The Company is studying the Hearing documents and estimates it will submit its responses by July 30, 2017 as requested. The Company is unable at this point to estimate the impact on the Company of the change in the supervisory mechanism being considered in the Hearing, if such change will be implemented.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.